

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JAN. 31, 2005

- **Consolidated revenues of $4.8 billion for the fourth quarter; $15.8 billion for fiscal year 2005**
- **Good free cash flow performance with $388 million, $1.1 billion improvement over last year**
- **Strong recovery in the business jet market, net orders up 69%**
- **Regional jet leadership in a challenging market**
- **Successful ongoing execution of the restructuring initiative at Transportation**
- **Solid cash position**
- **No dividend payment on common shares for fiscal year 2006**

Montréal, March 31, 2005 – Bombardier today announced its financial results for the fourth quarter and the year ended Jan. 31, 2005.

Consolidated revenues totalled $4.8 billion for the three-month period ended Jan. 31, 2005, compared to $4.9 billion for the same period last year. For the year ended Jan. 31, 2005, consolidated revenues totalled $15.8 billion, compared to $15.5 billion the previous year. These results mainly reflect higher revenues in the transportation segment and lower revenues in the aerospace segment.

Consolidated earnings (loss) before income taxes (EBT), before special items, were $93 million for the fourth quarter of fiscal year 2005, compared to negative $38 million for the same period last fiscal year. The improvement of $131 million is mainly due to better results in the transportation segment. EBT before special items for fiscal year 2005 was $71 million, compared to $311 million last year.

The manufacturing segments' free cash flow for the fourth quarter of fiscal year 2005 was $704 million, an improvement of $60 million over the corresponding period last year. For fiscal year 2005, free cash flow was $388 million for a $1.1 billion improvement, compared to last fiscal year. The Corporation's cash position as at Jan. 31, 2005 was solid at $2.4 billion.

In the aerospace segment, business jet net orders were up 69% year over year, demonstrating the continued strengthening of the market. For the transportation segment, its restructuring initiative is proceeding as planned with a net workforce reduction of approximately 4,000 as at Jan. 31, 2005.

In accordance with the Corporation's policy and based on last fiscal year results, the Board of Directors decided there will be no dividend payment on common shares (Class A and Class B shares) for fiscal year 2006.

"Despite a very challenging environment, our cash position is solid and we had a good free cash flow performance this year," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer of Bombardier Inc. "The Corporation's foundations are robust: highly skilled employees and great product portfolios. All our efforts will be concentrated on our two main businesses to ensure that they can achieve their full profit potential."

Bombardier Aerospace

Bombardier Aerospace was profitable for the fourth quarter and the year ended Jan. 31, 2005 in spite of a challenging environment.

Total aircraft deliveries increased to 329 from 324 the previous year. Business jet deliveries were up 44%. Lower *Bombardier CRJ200* deliveries were partially offset by a 26% increase in *Bombardier CRJ700* and *CRJ900* aircraft deliveries. With regards to aircraft orders, business jet net orders were up 69% and *Q-Series* turboprop aircraft orders were up 88% for fiscal year 2005.

Bombardier Aerospace continues to be a leader in the business jet and regional aircraft segments in which it competes. The business jet market share, based on deliveries, reached 27% from 20% last year. The regional aircraft market share, based on gross order intake, increased from 56% to 67%. Deliveries of Bombardier products represented 57% of the overall 20- to 90-seat regional aircraft deliveries during the last year.

Bombardier Aerospace also maintains its competitiveness with product innovations that meet customers' needs. An enhanced version of the *CRJ900* aircraft which combines substantially improved take-off and landing performance, increased range and lower fuel consumption was recently introduced. An engine upgrade was also introduced for the *CRJ700* aircraft, that will offer operators savings of up to 15% in engine maintenance costs over 15 years.

In March 2005, the Board of Directors of the Corporation granted Bombardier Aerospace authority to offer the new *CSeries* family of aircraft to customers. The authority to offer is an important step in the process that could lead to the aircraft program launch. Prior to launch, Bombardier will seek firm commitments from potential customers, suppliers and government partners.

Bombardier Transportation

Bombardier Transportation's results continue to improve as the ongoing restructuring initiative progresses on schedule.

Site closures are proceeding as planned with three plant closures in fiscal year 2005. Site improvement measures were deployed with clear, measurable cost saving targets. The project management function has been strengthened with regular audits of the most critical 40 projects, supported by a strict governance system and resulting in enhanced accountability. A detailed procurement action plan was put in place to reduce costs and the number of suppliers.

Two important product milestones were achieved in the last fiscal year. The first *Bombardier TRAXX* MS multi-system freight locomotive was delivered to the Swiss Federal Railways, bringing significant commonality and interoperability advantages to customers. Also, the first AGC high-capacity regional trainset was delivered to the French National Railways ahead of schedule, reflecting the improvements in project management and the focus on customer satisfaction.

Bombardier Transportation remains the global leader in rail equipment manufacturing. Sales efforts will be intensified in the new member countries of the European Union, the Middle East, and Asia. Emphasis will also be placed on the fast-growing signalling and services segments.

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JAN. 31, 2005

ANALYSIS OF RESULTS

Bombardier Inc. announced today financial results for the fourth quarter and the year ended Jan. 31, 2005.

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Therefore, all amounts in this press release are in U.S. dollars unless otherwise indicated.

Effective the fourth quarter of fiscal year 2005, the Corporation ceased the allocation of net corporate interest costs to the manufacturing segments because management now assesses the segment performance based on the consolidated earnings (loss) before net interest and income taxes (EBIT), consistent with its current centralized debt management strategies. Comparative figures have been reclassified.

Consolidated results

Consolidated revenues totalled $4.8 billion for the three-month period ended Jan. 31, 2005, compared to $4.9 billion for the same period last year. This decrease is due to lower sales in the aerospace segment, partially offset by higher sales in the transportation segment. For the year ended Jan. 31, 2005, consolidated revenues totalled $15.8 billion, compared to $15.5 billion the previous year. This increase is due to higher revenues in the transportation segment, partially offset by lower revenues in the aerospace segment.

EBT before special items for the three-month period ended Jan. 31, 2005 amounted to $93 million, compared to negative $38 million for the same period last year. This improvement results from better performance in the transportation segment, partially offset by lower results in the aerospace and BC segments. EBT before special items reached $71 million for fiscal year 2005, compared to $311 million for fiscal year 2004. This decrease is mainly explained by lower performance in the Aerospace and BC segments.

Special items for the three-month period ended Jan. 31, 2005 amounted to $38 million, compared to $362 million for the same period last year. For the year ended Jan. 31, 2005, special items reached $172 million, compared to $330 million for fiscal year 2004.

As a result, EBT amounted to $55 million for the fourth quarter of fiscal year 2005, compared to a negative EBT of $400 million for the same period the previous year. For the year ended Jan. 31, 2005, EBT was negative $101 million, compared to negative EBT of $19 million for fiscal year 2004.

Income from continuing operations was $56 million, or $0.03 per share, for the fourth quarter of fiscal year 2005, compared to a loss of $415 million, or $0.24 per share, for the same period the previous year. For the year ended Jan. 31, 2005, loss from continuing operations was $85 million, or $0.06 per share, an improvement of $81 million over the $166 million loss, or $0.11 per share, for fiscal year 2004.

As at Jan. 31, 2005, Bombardier's order backlog was $31.5 billion, compared to $34.6 billion as at Jan. 31, 2004. The main reason for the reduction is an excess of revenues recorded over order intake in the transportation segment.

Financial highlights

(millions of dollars, except per share amounts and number of shares outstanding)
(unaudited)

	Three months ended Jan. 31		Years ended Jan. 31	
	2005	2004	**2005**	2004
Segmented revenues				
Aerospace	**$ 2,607**	$ 2,862	**$ 7,944**	$ 8,243
Transportation	**2,119**	1,936	**7,584**	6,954
Bombardier Capital (BC)	**105**	114	**426**	493
Intersegment revenues	**(30)**	(37)	**(115)**	(182)
External revenues	**4,801**	4,875	**15,839**	15,508
Income (loss) from continuing operations before special items, interest and income taxes				
Aerospace	**78**	152	**190**	390
Transportation	**61**	(145)	**33**	39
BC	**(1)**	13	**29**	53
Intersegment interest	**(9)**	(11)	**(28)**	(12)
	129	9	**224**	470
Special items	**38**	362	**172**	330
Income (loss) from continuing operations before interest and income taxes	**91**	(353)	**52**	140
Interest expense, net	**36**	47	**153**	159
Income (loss) from continuing operations before income taxes	**55**	(400)	**(101)**	(19)
Income tax expense (recovery)	**(1)**	15	**(16)**	147
Income (loss) from continuing operations	**56**	(415)	**(85)**	(166)
Income from discontinued operations – net of tax	**-**	75	**-**	81
Net income (loss)	**$ 56**	$ (340)	**$ (85)**	$ (85)
Earnings (loss) per share:				
Basic and diluted				
From continuing operations	**$ 0.03**	$ (0.24)	**$ (0.06)**	$ (0.11)
Net income (loss)	**$ 0.03**	$ (0.20)	**$ (0.06)**	$ (0.07)
Weighted average number of common shares outstanding during the periods (in thousands)	**1,750,466**	1,749,555	**1,750,292**	1,670,690

Bombardier Aerospace

- **Revenues of $2.6 billion for the fourth quarter; $7.9 billion for fiscal year 2005**
- **EBITDA of $164 million for the fourth quarter; $555 million for fiscal year 2005**
- **EBIT of $78 million for the fourth quarter; $190 million for fiscal year 2005**
- **Order backlog of $10.2 billion**
- **Aircraft deliveries totalled 108, compared to 107 for the previous fourth quarter; 329 compared to 324 for the previous fiscal year**

Bombardier Aerospace's segmented revenues amounted to $2.6 billion for the three-month period ended Jan. 31, 2005, compared to $2.9 billion for the same period the previous year. Bombardier Aerospace's segmented revenues amounted to $7.9 billion for the year ended Jan. 31, 2005, compared to $8.2 billion for the same period the previous year. These decreases mainly result from lower deliveries of *CRJ200* aircraft, partially offset by increased deliveries and a favourable mix of business aircraft and increased deliveries of *CRJ700* and *Q400* aircraft. Effective the first quarter of fiscal year 2005, Bombardier prospectively changed its revenue recognition policy for sales of aircraft fractional shares. Under the previous accounting policy, total revenues would have been higher by $163 million for fiscal year 2005.

Earnings before net interest expense, income taxes and depreciation and amortization (EBITDA) amounted to $164 million for the three-month period ended Jan. 31, 2005, compared to $232 million for the same period last year. EBITDA amounted to $555 million for fiscal year 2005, compared to $717 million for fiscal year 2004. These decreases mainly result from the negative impact of higher effective exchange rates of the Canadian dollar compared to the U.S. dollar, lower deliveries of *CRJ200* aircraft, severance and other involuntary termination costs and higher research and development costs related to the *CSeries* aircraft for the periods of fiscal year 2005. These decreases were partially offset by increased deliveries and a favourable mix of business aircraft, increased deliveries of *CRJ700* and *Q400* aircraft and improved margin on pre-owned aircraft.

EBIT amounted to $78 million, or 3% of segmented revenues, for the fourth quarter ended Jan. 31, 2005, compared to $139 million, or 4.9%, for the same period the previous year. For fiscal year 2005, EBIT was $190 million, or 2.4% of segmented revenues, compared to $409 million, or 5%, for fiscal year 2004.

For the quarter ended Jan. 31, 2005, aircraft deliveries totalled 108, compared to 107 for the same period the previous year. The 108 deliveries were made up of 47 business aircraft, 60 regional aircraft and one amphibious aircraft. During fiscal year 2005, Bombardier Aerospace delivered 329 aircraft, compared to 324 for fiscal year 2004. Aircraft delivered during fiscal year 2005 consisted of 200 regional aircraft, 128 business aircraft and one amphibious aircraft. Bombardier expects aircraft deliveries in fiscal year 2006 to remain at a similar level as in fiscal year 2005.

For the fourth quarter and fiscal year ended Jan. 31, 2005, Bombardier received 54 and 154 net orders for business aircraft, compared to 48 and 91 net orders for the same periods last fiscal year. This increase reflects the introduction of new models and the sustained recovery in the worldwide business aircraft market.

For the fourth quarter and fiscal year ended Jan. 31, 2005, Bombardier received 12 and 133 net orders for regional aircraft, compared to 38 and 140 for the same periods last year. The fiscal year 2005 orders included an order for 32 *CRJ200* aircraft from Atlantic Southeast Airlines, valued at approximately $780 million; an order from Air Canada for 15 *CRJ* Series 705 and 15 *CRJ200*, valued at approximately $821 million; an order from Air Nostrum for 20 *Bombardier CRJ200* aircraft, valued at approximately $512.6 million; and an order from FlyBE. for 20 *Q400* aircraft valued at approximately $485 million.

As at Jan. 31, 2005, the aerospace firm order backlog totalled $10.2 billion, compared to $10.9 billion as at Jan. 31, 2004. The year-over-year reduction in the backlog is mainly due to the voluntary removal of 34 *CRJ200* aircraft orders from Independance Air, Inc. (formerly Atlantic Coast Airlines, Inc.), and the deliveries exceeding new orders for regional aircraft (mainly *CRJ200* aircraft), partially offset by the increase in the backlog for business aircraft.

Bombardier Transportation

- **Successful ongoing execution of the restructuring initiative**
- **Revenues of $2.1 billion for the fourth quarter; $7.6 billion for fiscal year 2005**
- **EBITDA before special items of $94 million ($56 million after special items) for the fourth quarter; $171 million (negative $1 million after special items) for fiscal year 2005**
- **EBIT before special items of $61 million ($23 million after special items) for the fourth quarter; $33 million (negative $139 million after special items) for fiscal year 2005**
- **Special items of $38 million for the fourth quarter; $172 million for fiscal year 2005**
- **New order intake totalling $4.4 billion for the year**
- **Order backlog of $21.3 billion**

Bombardier Transportation's segmented revenues amounted to $2.1 billion for the three-month period ended Jan. 31, 2005, compared to $1.9 billion for the same period last year. For the year ended Jan. 31, 2005, segmented revenues amounted to $7.6 billion, compared to $7 billion for the previous year. These increases were mainly due to higher revenues on mainline contracts and the positive effect of foreign currency fluctuations resulting from the weakening of the U.S. dollar compared to the euro and other western European currencies.

EBITDA before special items amounted to $94 million for the three-month period ended Jan. 31, 2005, compared to negative $98 million for the same period last year. The increase is primarily due to contract adjustments in fiscal year 2004 related to revisions in estimates for the completion of certain contracts and the charge related to the settlement of all outstanding claims in connection with the Amtrak Acela high-speed train contracts. For fiscal year 2005, EBITDA before special items totalled $171 million, compared to $197 million for fiscal year 2004. The decrease is primarily due to the deterioration in the profitability of certain significant contracts during the fourth quarter of fiscal year 2004 and the first quarter of fiscal year 2005, which are now accounted for at a lower margin, partially offset by lower operating expenses resulting from the positive effects of various restructuring and cost reduction initiatives.

EBIT before special items totalled $61 million, or 2.9% of segmented revenues for the fourth quarter ended Jan. 31, 2005, compared to negative $145 million for the same quarter the previous fiscal year. For fiscal year 2005, EBIT before special items was $33 million, or 0.4% of segmented revenues, compared to $39 million, or 0.6%, for fiscal year 2004.

Special items amounted to $38 million for the three-month period ended Jan. 31, 2005, compared to $349 million for the same period last year. For fiscal year 2005, special items totalled $172 million, compared to $349 million for fiscal year 2004. These special items relate to severance and other involuntary termination costs, as well as site closure costs. The total cost of the restructuring initiative, initially estimated at $583 million, is now expected to amount to $617 million.

As a result, EBIT amounted to $23 million, or 1.1% of segmented revenues, for the fourth quarter ended Jan. 31, 2005, compared to negative $494 million for the same quarter the previous fiscal year. For fiscal year 2005, EBIT amounted to negative $139 million, compared to negative $310 million for fiscal year 2004.

Major orders during fiscal year 2005 were for 324 high-capacity trains, AGC type, from the French National Railways (SNCF), valued at $474 million; a fully-automated rapid transit system from Yong-In of Korea, valued at $320 million; and 20 eight-car high-speed trainsets from the Ministry of Railways of China, valued at $263 million.

Bombardier Transportation's backlog totalled $21.3 billion as at Jan. 31, 2005, compared to $23.7 billion as at Jan. 31, 2004. This decrease in the value of the order backlog reflects an excess of revenues recorded over order intake, partially offset by the positive impact of a foreign exchange adjustment of approximately $800 million, mainly due to the weakening of the U.S. dollar compared to the euro and other western European currencies.

Bombardier Capital

- **Revenues of $105 million for the fourth quarter; $426 million for fiscal year 2005**
- **EBT of negative $1 million for the fourth quarter; positive $29 million for fiscal year 2005**
- **13% reduction of wind-down portfolios for the fourth quarter; 45% reduction for fiscal year 2005**

For the fourth quarter of fiscal year 2005, Bombardier Capital's segmented revenues amounted to $105 million, compared to $114 million for the same quarter the previous year. For the year ended Jan. 31, 2005, Bombardier Capital's segmented revenues amounted to $426 million, compared to $493 million for fiscal year 2004. These decreases are consistent with the reduction in average assets under management.

Bombardier Capital's EBT amounted to negative $1 million and positive $29 million for the quarter and fiscal year ended Jan. 31, 2005, compared to EBT of $13 million and $53 million for the same periods the previous year. These decreases are mainly due to the payment of $19 million in connection with the repurchase of call options related to putable/callable notes as a result of the downgrades in the Corporation's credit ratings in November 2004 and the reduction in net margin resulting from the decrease in the wind-down portfolios, partially offset by lower non-interest expenses and improved credit quality trends resulting in lower provision requirements.

Significant progress was made in reducing the wind-down portfolios during fiscal year 2005. Finance receivables and assets under operating leases related to the wind-down portfolios declined 45%, or $420 million, during fiscal year 2005, mainly arising from reductions in the business aircraft, manufactured housing and consumer finance portfolios as a result of loan repayments.

Continued portfolios are regularly assessed for strategic fit, profitability, funding availability and risk profiles. The orderly and timely reduction of the wind-down portfolios carries on as planned.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, CRJ, CRJ200, CRJ700, CRJ900, Q-Series, Q300, Q400, CSeries and TRAXX are trademark(s) of Bombardier Inc. or its subsidiaries.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
+514-861-9481
www.bombardier.com

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings (loss) before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA); earnings (loss) before net interest of the manufacturing segments and income taxes (EBIT); and earnings (loss) before income taxes (EBT), before special items, and free cash flow. These measures are directly derived from the Consolidated Financial Statements but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.